Keepers US Inc (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023

## Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2023

| Accounts | 2023 |
| --- | --- |
| Opening Balance of Equity | $0.00 |
| Partner Contributions (Carleena $13.50, Donald Hayes $100,000, others) | $556,623.50 |
| Net Income (Loss) | $(396,294.01) |
| Retained Earnings Adjustment (carryforward) | $(28,344.67) |
| Closing Balance of Equity | **$131,984.82** |

*Unaudited*

**Statement of Changes in Stockholders' Equity**

For the Year Ended December 31, 2024

| Accounts | 2024 |
| --- | --- |
| Opening Balance of Equity | $0.00 |
| Partner Contributions (Carleena $13.50, Donald Hayes $100,000, others) | $1,131,623.50 |
| Net Income (Loss) | $(532,212.01) |
| Retained Earnings Adjustment (carryforward) | $(425,438.28) |
| Closing Balance of Equity | **$173,973.21** |

Keepers US Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

## 1. ORGANIZATION AND PURPOSE

Keepers US Inc (the "Company") is a corporation organized on June 24, 2022 under the laws of Delaware.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

## 4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

Keepers US Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

## 1. ORGANIZATION AND PURPOSE

Keepers US Inc (the "Company") is a corporation organized on June 24, 2022 under the laws of Delaware.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### 3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

### 4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.